AARON RENTS, INC.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305
January 11, 2008
VIA EDGAR CORRESPONDENCE
United States Securities & Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549
Attn.: Mr. Rufus Decker, Accounting Branch Chief

Re:	Form 10-K for the fiscal year ended December 31, 2006 Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007 2007 Form DEF 14A filed April 9, 2007 File No. 1-13941
Dear Mr. Decker:
     On behalf of Aaron Rents, Inc. (“we,” “our,” “us” or the “Company”), this letter responds to the comments of the Staff of the Commission to the above-referenced filings, as set forth in your letter dated December 19, 2007. Each of the Company’s responses is set forth immediately below the text of the correlative Staff comment.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
General
1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company has set forth proposed revisions below where called for by the Staff’s comments.
Financial Statements
Note A — Summary of Significant Accounting Policies

Rental Merchandise
2.
We have reviewed your response to prior comment 12. We note that you include the depreciation of rental merchandise within gross profit. As such, it is unclear why damaged or stolen merchandise would not be similarly presented within gross profit. As stated in EITF 96-9, we believe that decisions about the timing, method and pricing of dispositions of inventory generally are considered to be normal recurring activities integral to the management of the ongoing business. Customer and employee theft or destruction of merchandise is a normal recurring activity in your business, and as such it appears that rental merchandise write-offs should be presented within cost of goods sold, which then would be reflected within your gross profit presented in your quarterly financial information footnote. Please revise or advise.

In future filings the Company will include rental merchandise write-offs in the gross profit schedule presented in our quarterly financial information footnote. The revision to future filings will be presented substantially as follows:

Note M: Quarterly Financial Information (UNAUDITED)

	First	Second	Third	Fourth
(In Thousands, Except Per Share)	Quarter	Quarter	Quarter	Quarter

YEAR ENDED DECEMBER 31, 2007
Revenues	$387,934	$358,985	$359,381	$ XXXX
Gross Profit*	188,488	178,118	178,669	XXXX
Earnings Before Taxes	46,880	31,675	25,313	XXX
Earnings Per Share	.54	.36	.29	XX
Earnings Per Share Assuming Dilution	.53	.36	.29	XX
YEAR ENDED DECEMBER 31, 2006
Revenues	$347,287	$321,727	$317,709	$339,869
Gross Profit*	167,365	158,188	159,039	161,619
Earnings Before Taxes	34,631	31,690	27,625	30,764
Earnings Per Share	.43	.40	.32	.35
Earnings Per Share Assuming Dilution	.42	.39	.32	.35
*Gross profit is the sum of rentals and fees, retail sales, non-retail sales less retail cost of sales, non-retail cost of sales, depreciation of rental merchandise and write-offs of rental merchandise.
Note B — Earnings Per Share
3.
We have reviewed your response to prior comment 16. Please tell us why you do not include restricted shares in computing your diluted earnings per share, and include the accounting literature which you relied upon to support your basis. Note that paragraph 13 of SFAS 128 states that the computation of diluted EPS should not include the contingent issuance of securities that would have an antidilutive effect on earnings per share. Given that you have reported net income for the three years ended December 31, 2006, it does not appear that including the restricted shares would have an antidilutive effect on your earnings per share. Please advise. Also, please disclose how you treat vested restricted shares in computing your basic earnings per share.

The Company believes that the applicable guidance for considering the dilutive effect of the restricted share grants is SFAS 128 paragraphs 30b and 31. Based on this guidance the Company evaluated the performance conditions related to the restricted share grants. Specifically, the Company considered the criteria set forth in paragraph 30b of SFAS 128, which states “if all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive.” Using this guidance the Company assumed December 31, 2006 was the end of the contingency period for determining whether or not the contingencies for issuance had been met. The Company had granted a total of 244,000 restricted shares as of December 2006 and no additional restricted shares have been granted as of the date of this letter. Approximately half of these shares met the contingency requirements, but were inadvertently not included in the diluted weighted average shares outstanding. There were approximately 53 million diluted weighted average shares outstanding at December 31, 2006. The Company will continue to evaluate the effect of the performance conditions and will prospectively include the shares in diluted weighted average shares outstanding when such conditions are met.

The Company understands that vested restricted shares would be included in both primary and diluted earnings per share calculations. However, the Company currently has no vested restricted shares and had none during the periods in question.

* * * *
     Please contact the undersigned at (678) 402-3314 with any questions or further comments.

Sincerely,

AARON RENTS, INC.

By:	/s/Gilbert L. Danielson

Gilbert L. Danielson Executive Vice President, Chief Financial Officer